Reaching Patients Through Immunology Innovation 1 Q 2 0 2 5 F I N A N C I A L R E S U L T S C A L L M A Y 8 , 2 0 2 5

Forward Looking Statements This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all- inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third- party sources and the company’s own internal estimates and research. While argenx believes these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of argenx’s internal estimates or research, and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “activate,” “believe,” “drive,” “expand,” and “may,” and include statements argenx makes regarding its strategic priorities for 2025, including reaching more patients with VYVGART through the PFS launch, fueling pipeline growth by advancing 10 Phase 2 and 10 Phase 3 studies and expanding the next wave of innovation by developing four new molecules in Phase 1; its goal of maximizing the VYVGART opportunity by supporting earlier line use with the PFS and global expansion in both CIDP and gMG through patient activation and label expansion, respectively; its goal to have VYVGART set a new standard for MG and CIDP patients; the timing and outcome of decisions on potential regulatory approvals, Phase 2 and Phase 3 read outs and Phase 1 results; its 2025 anticipated R&D and SG&A expenses; the potential growth in its revenue, profitability and cash flows; the expansion of its pipeline through (1) its ability to support MG patient growth by reaching patients earlier, (2) a wider breadth of prescribers, (3) patient expansion in CIDP and (4) the PFS launch in the U.S. and Germany; its goal to bring more flexibility and independence of administration to patients through the PFS; its goal to activate an empowered patient community; and its Vision 2030 to reach 50,000 patients across 10 labeled indications and to advance five molecules in Phase 3 indications. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the results of argenx's clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements in products and product candidates; the acceptance of argenx's products and product candidates by patients as safe, effective and cost-effective; the impact of governmental laws and regulations on our business, including tariffs, export controls, sanctions and other regulations on its business; its reliance of third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (the “SEC”) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this presentation, including any forward-looking statements, except as may be required by law. This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. 2

Fuel pipeline growth 2025 Strategic Priorities PFS Launch Expand next wave of innovation 4 New Molecules in Phase 1 3 Reach more patients with VYVGART 10 Phase 3s 10 Phase 2s

Maximizing the VYVGART Opportunity 4 Geography Pr es en ta tio n C O M M E R C I A L G R O W T H D R I V E R S Pre-Filled Syringe Global Expansion Supporting Earlier Line Use Patient Activation CIDP gMG Label Expansion

VYVGART is Setting a New Standard for Patients MG1 MSE = MG-ADL SCORE of 0 or 1 ≥ 2 MG-ADL SCORE IMPROVEMENT IN 75% PATIENTS DURING >75% OF VISITS Sustained Efficacy No/minimal symptoms Meaningful response ECI STAGE A CIDP 5 Fred MG Patient Jamilah CIDP Patient Substantial improvement in functional ability ≥2 POINT DECREASE IN INCAT FROM RUN-IN BASELINE 1. ADAPT-NXT Data 8,000 Years of Patient Safety Data

Significant Milestones through 2026 Regional PFS Approvals 1H25 PFS approval (FDA, EMA) CHMP CIDP Positive Recommendation 2H25 PFS Canada, Japan decisions on approval Efgartigimod IVIg Switch CIDP Ph4 Efgartigimod Seronegative MG Ph3 Efgartigimod Lupus Nephritis Ph2 Empasiprubart DGF Ph2 ARGX-119 CMS Ph1b ARGX-109 Ph1 1H26 Efgartigimod Ocular MG Ph3 Empasiprubart DM Ph2 ARGX-119 ALS Ph2a ARGX-121 Ph1 ARGX-213 Ph1 2H26 Empasiprubart MMN Ph3 Efgartigimod TED Ph3 Efgartigimod Myositis Ph3 Efgartigimod ITP (US) Ph3 Efgartigimod SSc Ph2 DECISIONS ON APPROVAL Ph3 READ OUTS Ph2 READ OUTS NEW MOLECULES IN Ph1 6

Product Net Sales: Q1 of $790 million 21 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 75 131 173 218 269 329 374 398 478 573 Q1 2025 737 790 China RoW Japan US 7 7 2 14 11 12 20 1 6 11 12 26 24 31 35 45 49 57 2 6 8 10 13 15 17 18 20 24 27 32 21 73 124 159 197 244 280 326 347 407 492 649 681 $’m Q1 2025: growth of 7% vs Q4 2024 *All growth is operational and excludes the impact of FX (in millions of $) Q1 2025 Q4 2024 QoQ % Growth * US 681 649 5% Japan 32 27 17% RoW 57 49 19% China supply 20 12 67% Total 790 737 7% Total excluding China 770 725 6% (in millions of $) Q1 2025 Q1 2024 Growth % * US 681 347 96% Japan 32 18 82% RoW 57 31 89% China supply 20 2 757% Total 790 398 99% Q1 2025: growth of 99% vs Q1 2024Product Net Sales by Quarter *Net sales growth % excludes the impact of fx. 7

Q1 2025 Financial Summary 2025 Financial Guidance * Alternative Performance Measure (APM). Refer to the APM Statement. $1.7 billion in cash and cash equivalents and $1.9 billion in current financial assets Ended Q1 with cash* of $3.6B Cash* Driving Growth in Revenue, Profit and Cash Flow Three months ended March 31 2025 2024in million of $ Summary Profit & Loss Combined R&D and SG&A expenses 2025 ≈ $2.5B Product net sales 790 398 Collaboration revenue - 3 Other operating income 17 12 Total operating income 807 413 Cost of sales (81) (43) Research and development expenses (309) (225) Selling, general and administrative expenses (276) (236) Loss from investment in joint venture (2) (2) Total operating expenses (668) (506) Operating profit/(loss) 139 (93) Financial income 37 39 Financial expense (1) - Exchange gains/(losses) 27 (19) Profit/(Loss) for the period before taxes 202 (74) Income tax (expense)/benefit (33) 13 Profit/(Loss) for the period 169 (62) 8

Innovation has no value unless it provides meaningful benefit to patients 9 Mike, MG Patient

Strong Launch Fundamentals Driving Expansion

MG PATIENT GROWTH

#1

Branded Biologic for gMG

Reaching Patients Earlier

CIDP PATIENT GROWTH

Consistent QoQ New Patient Starts

Continued Launch Momentum

PRESCRIBER EXPANSION

3,700

Neurologists in the US

Breadth of prescribers

BROADEST OFFERING

PFS Launch

Available in U.S. and Germany

argenx

10

11 Optimal Label for VYVGART Hytrulo Pre-filled Syringe Bringing Independence and Flexibility to Patients I don’t want to be a prisoner to my disease or treatment…I am ready to take control back of my life. I’m ready to travel and do things with my family without being weighed down by having to go to a site of care or be home for treatment – CIDP Patient “ “

Activating an Empowered Patient Community 12

Strong Growth Trajectory to 50K Patients


50K
CMS
DM
CIDP
Sjogren's
Myositis
TED
MMN
oMG
snMG
CIDP
ITP
gMG
Wave 1: TODAY
Wave 2 (2026-2027)
Wave 3 (2028-2030)
VYVGART
Empasiprubart
ARGX-119

argenx
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14 Vision 2030 COMMITMENT TO OUR INNOVATION MISSION 5 New Molecules in Phase 3 10 Labeled Indications 50k Patients on Treatment

Alternative Performance Measure In this document, argenx's financial results are provided in accordance with IFRS® Accounting Standards (IFRS) and using a non-IFRS financial measure, Cash, cash equivalents and current financial assets. This value should not be viewed as a substitute for the company’s IFRS financial information and is provided as a complement to financial information provided in accordance with IFRS and should be read in conjunction with the most directly comparable IFRS financial information as set out below. Management believes this non-IFRS financial measure is useful for securities analysts, investors and other interested parties to gain a more complete understanding of the company's available financial liquidities given that the company’s current financial assets are held in term accounts with an initial maturity of more than three months but less than twelve and to be used to meet its financial obligations. Such non- IFRS financial information, as calculated herein, may not be comparable to similarly named measures used by other companies and should not be considered comparable to IFRS financial measures. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, an analysis of the company's financial results as reported under IFRS. A reconciliation of the IFRS financial information to non-IFRS financial information is included below: Cash, cash equivalents and current financial assets totaled $3.6 billion as of March 31, 2025, compared to $3.4 billion as of December 31, 2024. The balance as of the period ended March 31, 2025 consists of $1.7 billion in cash and cash equivalents and $1.9 billion in current financial assets. 15